THE GRILLED CHEESE TRUCK, INC.

151 North Nob Hill Road, Suite 321

Fort Lauderdale, FL 33324

July 2, 2014

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:	Tanya Aldave

Division of Corporate Finance

Re:	The Grilled Cheese Truck, Inc. (the “Registrant”)

Registration Statement on Form S-1

Filed June 13, 2014

SEC File No. 333-196736

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time, on Monday, July 7, 2014, or as soon as thereafter practicable.

Please note that we acknowledge the following:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
o	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Peter Goldstein

Peter Goldstein

President